UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Global Seed Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

379383102

(CUSIP Number)

October 30, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 379383102

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Team Fu International Co., Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 17,400,000**
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,400,000**
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,400,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.7%
12	Type of Reporting Person (See Instructions) OO

**	Represents 17,400,000 shares of common stock held by Team Fu International Co., Limited of which Mr. Tong Siu Kei Tony is the sole director, and, in such capacity, has voting and dispositive power over the securities held by this entity.

Item 1.

(a)	Name of Issuer: Global Seed Corporation

(b)	Address of Issuer’s Principal Executive Offices:

3906-3907, Vanke ITC Center, Changan

Dongguan, China 523845

Item 2.

(a)	Name of Person Filing: Team Fu International Co., Limited

(b)	Address of Principal Business Office or, if None, Residence:

Flat A 11/F - 12/F Tower 16 One Beacon Hill 1 Beacon Hill Road Kowloon Tong Kowloon, Hong Kong

(c)	Citizenship:

Hong Kong, China

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

379383102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

17,400,000

(b)	Percent of Class:

6.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

17,400,000**

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

17,400,000**

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

**	Represents 17,400,000 shares of common stock held by Team Fu International Co., Limited of which Mr. Tong Siu Kei Tony is the sole director, and, in such capacity, has voting and dispositive power over the securities held by this entity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2019

Team Fu International Co., Limited

By:	/s/ Tong Siu Kei Tony
Name:	Tong Siu Kei Tony
Title:	Director

Exhibit A

POWER OF ATTORNEY

The undersigned, Team Fu International Co., Limited, a limited company duly organized under the laws of the Hong Kong, Chinas (the “Company”), does hereby make, constitute and appoint Tong Siu Kei Tony acting as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company individually or as representative of others, any and all documents, is acting certificates, instruments, statements, other filings and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, Including without limitation Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person’s execution, delivery, furnishing or filing of the applicable document.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 12th day of November 12, 2019.

Team Fu International Co., Limited

By:	/s/ Tong Siu Kei Tony
Name:	Tong Siu Kei Tony
Title:	Director